UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

New Fortress Energy Inc.
(Exact name of registrant as specified in its charter)

Delaware	83-1482060
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

111 W. 19th Street, 8th Floor New York, NY	10011
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Series A Mandatorily Convertible Preferred Stock, par value $0.01 per share	The Nasdaq Stock Market LLC
(Title of each class to be so registered)	(Name of exchange on which each Class is to be registered)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐
If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐
Securities Act registration statement file number to which this form relates:
None
Securities to be registered pursuant to Section 12(g) of the Act:
None

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
The securities to be registered hereby are the Series A Mandatorily Convertible Preferred Stock, par value $0.01 per share (the “Series A Mandatorily Convertible Preferred Stock”) of New Fortress Energy Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”). The following is a description of certain terms and provisions of the Convertible Preferred Stock. The following summary does not purport to be complete, and is subject to, and qualified in its entirety by, the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Company’s Amended and Restated Bylaws and the Certificate of Designations of Series A Mandatorily Convertible Preferred Stock (the “Certificate of Designations”), each of which has been filed and incorporated by reference as an exhibit herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Certificate of Designations.
General
Under the Certificate of Incorporation, the Company’s board of directors (the “Board”) is authorized, without further stockholder action, to issue up to 200,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, in one or more series by filing a certificate of designations with the Secretary of State of the State of Delaware. Such certificate of designations may set forth the designations, powers, preferences and rights of the shares of each such series of preferred stock and the qualifications, limitations and restrictions thereof, including the dividend rate, the redemption provisions, if any, the amount payable in the event of our voluntary or involuntary liquidation, winding up or dissolution, the terms and conditions, if any, of conversion and the voting right.
The Convertible Preferred Stock, and any shares of Class A common stock, $0.01 par value per share, of the Company (the “Class A common stock”) issued upon the conversion thereof, will be fully paid and nonassessable, free from preemptive rights and free of any lien or adverse claim (except to the extent of any lien or adverse claim created by the action or inaction of the applicable holder).
Ranking
The Series A Mandatorily Convertible Preferred Stock, with respect to dividend rights and distribution rights upon our liquidation, dissolution or winding up, will rank: (a) senior to the Class A common stock and each other class or series of capital stock the terms of which do not expressly provide that such class or series ranks on a parity basis with or senior to the Series A Mandatorily Convertible Preferred Stock as to dividend rights and distribution rights upon our voluntary or involuntary liquidation, dissolution or winding up (collectively, “Junior Securities”); (b) on parity with any class or series of capital stock the terms of which expressly provide that such class or series ranks pari passu with the Series A Mandatorily Convertible Preferred Stock as to dividend rights and distribution rights upon our voluntary or involuntary bankruptcy, liquidation, dissolution or winding up (collectively, “Parity Securities”); and (c) junior to any class or series of capital stock the terms of which expressly provide that such class or series ranks senior to the Series A Mandatorily Convertible Preferred Stock as to dividend rights and distribution rights upon our voluntary or involuntary liquidation, dissolution or winding up (the issuance of which shall be subject to the consent of the holders of the Series A Mandatorily Convertible Preferred Stock as described herein), and junior to our existing and future indebtedness with respect to any distribution upon our liquidation, dissolution or winding up (collectively, “Senior Obligations”).
Dividend Rights
Cumulative dividends on each share of Series A Mandatorily Convertible Preferred Stock will accrue on a daily basis in arrears at the applicable dividend rate on the sum of (i) the liquidation preference of $1,000 per share (the “Original Liquidation Preference”) plus (ii) once compounded, any compounded dividends thereon (the “Liquidation Preference”). Dividends on the Series A Mandatorily Convertible Preferred Stock will accrue whether or not earned or declared, and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends.

The dividend rate shall be as follows: (i) three percent (3.0%) per annum from the initial issue date to, but not including, the first anniversary thereof; (ii) five percent (5.0%) per annum from the first anniversary of the initial issue date to, but not including, the second anniversary thereof; and (iii) seven percent (7.0%) per annum thereafter to, but not including, the Mandatory Conversion Date (as defined below). Dividends will be computed on the basis of a 360-day year, consisting of twelve 30-day calendar day periods, and compound quarterly on the last day of March, June, September and December of each calendar year, at which point they will be automatically added to the then-current Liquidation Preference.
Without the prior written consent of the holders constituting at least two-thirds of the outstanding voting power of the Series A Mandatorily Convertible Preferred Stock (the “Requisite Holders”), for so long as shares of Series A Mandatorily Convertible Preferred Stock remain outstanding: (i) no dividends or other distributions (other than in shares of Class A common stock or in shares of any class or series of preferred stock ranking junior to the Series A Mandatorily Convertible Preferred Stock as to dividends and upon liquidation) will be declared or paid or set aside for payment upon shares of Class A common stock or preferred stock ranking junior to or on parity with the Series A Mandatorily Convertible Preferred Stock; and (ii) any shares of Class A common stock or preferred stock ranking junior to or on a parity with the Series A Mandatorily Convertible Preferred Stock as to dividends or upon liquidation will not be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any such shares) by us, except (a) by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for, other capital stock of the Company ranking junior to the Series A Mandatorily Convertible Preferred Stock as to dividends and upon liquidation, (b) in the case of the distribution of assets upon liquidation, dissolution or winding up, (c) repurchases of capital stock upon the exercise of warrants, options or other securities convertible into or exchangeable for capital stock or upon the vesting of any profits interests, restricted stock units or similar incentive interests, or (d) “net” or “cashless” exercises of warrants, options or other securities convertible into or exchangeable for capital stock (for purposes of exercising such warrants, options or other securities, including any transfer for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such warrants, options or other securities), in each case if such capital stock represents all or a portion of the exercise price of such warrants, options or other securities as part of a “cashless” exercise upon such exercise or vesting, as applicable.
In addition, holders of Series A Mandatorily Convertible Preferred Stock fully participate in any dividends declared and paid or distributions on Class A common stock, as if the Series A Mandatorily Convertible Preferred Stock were converted into a number of shares of Class A common stock (without regard to any limitations on conversion) equal to the Liquidation Preference multiplied by the Conversion Rate in effect on the applicable record date (an “as-converted basis”).
Sinking Fund Provisions
There are no sinking fund provisions applicable to the Series A Mandatorily Convertible Preferred Stock.
Redemption Provisions
The Series A Mandatorily Convertible Preferred Stock may be redeemed by the Company at its option, in full or in part, at any time by irrevocable written notice out of funds legally available therefor. The Company may redeem with proceeds from (A) cash flow from operations, (B) asset sales, (C) sales of Junior Securities, and (D) incurrence of indebtedness, to the extent such incurrence (after giving effect to the use of proceeds therefrom) would not result in the Company’s consolidated total debt exceeding the consolidated total debt as of the initial issue date. In addition, the Company may redeem the Series A Mandatorily Convertible Preferred Stock in full at any time with proceeds from the incurrence of indebtedness to the extent permitted under the Company’s existing debt agreements.
The redemption price per share of Series A Mandatorily Convertible Preferred Stock equals the Liquidation Preference as of the redemption date, plus any accrued and unpaid dividends not previously added to the Liquidation Preference to, but not including, the redemption date, payable in cash. The Company must provide holders with written notice of a redemption at least 10 calendar days but no more than 60 calendar days prior to the applicable redemption date. All redemptions are made on a pro rata basis among all holders in proportion to the number of shares of Series A Mandatorily Convertible Preferred Stock held.
Upon payment in full of the redemption price, dividends on redeemed shares cease to accumulate and all rights, preferences and powers of such shares terminate. If any shares are not redeemed on the redemption date, such unredeemed shares remain outstanding and continue to accumulate dividends until the earlier of the date the Company redeems and pays in full the redemption price and the Mandatory Conversion Date. The Company and its subsidiaries may also repurchase shares of Series A Mandatorily Convertible Preferred Stock in open market purchases or negotiated transactions without prior notice to holders.
Liquidation Rights
In the event of a Liquidation Event (as defined below), subject to the rights of any creditors or holders of outstanding indebtedness, each share of Series A Mandatorily Convertible Preferred Stock will entitle the holder thereof to receive payment for the Liquidation Preference, plus any accrued and unpaid dividends not previously added to the Liquidation Preference, whether or not declared, out of our assets or funds legally available for distribution to stockholders, before any such assets or funds are distributed to, or set aside for the benefit of, any Junior Securities. If assets or funds are insufficient to fully pay such amounts in full on all outstanding Series A Mandatorily Convertible Preferred Stock and any Parity Securities, such assets or funds will be distributed ratably among the Series A Mandatorily Convertible Preferred Stock and any Parity Securities in proportion to the full respective distributions to which such shares would otherwise be entitled. Upon payment of the liquidation amounts in full, holders of Series A Mandatorily Convertible Preferred Stock will have no further right or claim to any remaining assets or funds of the Company.
A “Liquidation Event” is defined in the Certificate of Designations to generally include: (i) any voluntary or involuntary liquidation, dissolution or winding up of the Company; (ii) involuntary bankruptcy or insolvency proceedings continuing undismissed for 60 days or resulting in an approving order; (iii) voluntary commencement of bankruptcy proceedings, consent to institution of such proceedings, general assignment for the benefit of creditors, or admission of inability to pay debts as they become due; and (iv) certain deemed liquidation events, including mergers, consolidations, dispositions of assets representing greater than 80% of consolidated book value, and change-of-control transactions in which another person acquires more than 50% of outstanding voting stock.
The Certificate of Incorporation does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series A Mandatorily Convertible Preferred Stock.
Voting Rights
Holders of the Series A Mandatorily Convertible Preferred Stock will not have voting, consent or waiver rights except as specifically described below and as required by Delaware law.
Right to Vote with Holders of Common Stock on an “As-Converted Basis”
Holders of Series A Mandatorily Convertible Preferred Stock will have the right to vote together as a single class with the holders of Class A common stock on an as-converted basis on each matter submitted for a vote, consent or waiver by the holders of Class A common stock. The aggregate voting power of the Convertible Preferred Stock when voting with the holders of Class A common stock will be limited to the extent necessary to comply with the Nasdaq listing rules, with any resulting limitation applying pro rata among the holders thereof.
Protective Provisions
The affirmative vote, consent or waiver of the Requisite Holders is required for: (i) any amendment, modification or repeal of any provision of the Certificate of Incorporation (including the Certificate of Designations) or Bylaws that disproportionately and adversely affects the rights, preferences or voting powers of the Series A Mandatorily Convertible Preferred Stock; (ii) issuance of any new parity or senior equity interests, or reclassification, alteration or amendment of any existing equity interests into, or issuance of any equity interests or debt securities convertible into, parity or senior equity interests; (iii) increases or decreases in the number of authorized or issued shares of Series A Mandatorily Convertible Preferred Stock; and (iv) any mandatory exchange, reclassification or cancellation of all or part of the Series A Mandatorily Convertible Preferred Stock.
Notwithstanding the foregoing, certain actions will be deemed not to adversely affect the Series A Mandatorily Convertible Preferred Stock and will not require such vote, consent or waiver, including increases in authorized shares of Series A Mandatorily Convertible Preferred Stock necessary for issuances pursuant to the Company’s equity incentive plan and the creation and issuance, or increase in authorized or issued number, of any shares of any other class or series of stock.

The Company may also amend, modify or repeal any terms of the Series A Mandatorily Convertible Preferred Stock that do not disproportionately and adversely affect the rights, preferences or voting powers of the Series A Mandatorily Convertible Preferred Stock, without any holder vote, consent or waiver to cure any bona fide ambiguity or correct any bona fide mistake, omission, defect or inconsistency.
Separate Class Voting
Each share of Series A Mandatorily Convertible Preferred Stock outstanding as of the applicable record date will be entitled to one vote on each matter on which the holders are entitled to vote separately as a class and not together with holders of any other class or series of stock. An affirmative vote, consent or waiver of the holders on the protective provisions may be given or obtained in writing without a meeting.
Conversion Rights
Mandatory Conversion
Each outstanding share of Series A Mandatorily Convertible Preferred Stock, unless previously redeemed, will automatically convert on the third anniversary of the initial issue date (the “Mandatory Conversion Date”) into a number of shares of Class A common stock equal to the Conversion Rate as of immediately before the close of business on the business day immediately prior to the Mandatory Conversion Date. The “Conversion Rate” initially means 46.441271 shares of Class A common stock per share of Series A Mandatorily Convertible Preferred Stock, subject to adjustment as described below. In lieu of delivering any fractional share of Class A common stock otherwise due upon conversion, the Company will, to the extent legally able to do so and permitted under the terms of its indebtedness for borrowed money, pay cash based on the last reported sale price per share of Class A common stock on the trading day immediately preceding the Mandatory Conversion Date.
Conversion Rate Adjustments
The Conversion Rate will be subject to adjustment from time to time, including upon the occurrence of the following events: (a) stock dividends, splits and combinations affecting the Class A common stock, pursuant to a formula adjusting the Conversion Rate proportionally based on the change in shares outstanding; (b) certain issuances of equity interests without consideration or for a consideration per share less than the current market price as of the date of issuance, pursuant to a weighted-average anti-dilution formula (subject to exceptions for exempt issuances, including equity compensation plan issuances, exercises of existing securities, issuances of Series A Mandatorily Convertible Preferred Stock and conversions thereof, and certain acquisition-related issuances); and (c) the adoption of any stockholder rights plan, in which case holders of Series A Mandatorily Convertible Preferred Stock are entitled to receive the associated rights upon conversion, unless such rights have previously separated from the Class A common stock, in which case the holders receive such rights on an as-converted basis at the time of separation.
The Company may from time to time voluntarily increase the Conversion Rate if the Board determines such increase to be in the Company’s best interest or advisable to avoid or diminish income tax imposed on holders of Class A common stock, subject to minimum duration requirements and, to the extent reasonably expected to result in income tax on holders of Series A Mandatorily Convertible Preferred Stock, the consent of the Requisite Holders.
Equity Treatment Limitation
The Company is not required to deliver shares of Class A common stock upon conversion to the extent it does not have sufficient authorized and unissued shares of Class A common stock not reserved for other purposes. Any deficit shares will be delivered as soon as the limitation no longer applies, and the Company is required at all times to reserve and keep available a number of shares of Class A common stock sufficient for conversion of all outstanding Series A Mandatorily Convertible Preferred Stock.
Common Stock Change Event
Upon the occurrence of a common stock change event (including certain recapitalizations, reclassifications, mergers, consolidations, or sales of substantially all assets resulting in the Class A common stock being converted into or exchanged for other securities, cash or property), the conversion consideration will be adjusted so that holders of Series A Mandatorily Convertible Preferred Stock receive, upon conversion, the same kind and amount of consideration per share of Class A common stock that holders of Class A common stock received in connection with such event.
Preemptive Rights
Holders of Series A Mandatorily Convertible Preferred Stock will not have preemptive rights.
Liability to Further Calls or Assessments
The Series A Mandatorily Convertible Preferred Stock, when issued, will be fully paid and nonassessable. Holders are not subject to further calls or assessments by the Company. Under the Delaware General Corporation Law, stockholders of the Company are not subject to personal liability for the debts or obligations of the Company solely by reason of being stockholders.
Restrictions on Alienability
The Series A Mandatorily Convertible Preferred Stock will be issued in the form of global shares eligible for book-entry settlement through the Depository Trust Company (“DTC”). Transfers between participants in DTC will be effected in accordance with DTC rules and settled in same-day funds. Owners of beneficial interests in global preferred shares will not be entitled to receive physical delivery of certificated shares unless (x) the depositary notifies the Company that it is unwilling or unable to continue as depositary and a qualified replacement is not appointed within 90 days, or (y) the depositary ceases to be a clearing agency registered under the Exchange Act and a qualified replacement is not appointed within 90 days. There are no other restrictions on the alienability of the Series A Mandatorily Convertible Preferred Stock set forth in the Certificate of Designations.
Provisions Relating to Substantial Holders
Other than the Nasdaq listing rule voting limitation described under “Voting Rights” above, the Certificate of Designations does not contain provisions discriminating against any existing or prospective holder of Series A Mandatorily Convertible Preferred Stock as a result of such holder owning a substantial amount of securities.
Modification of Rights
The rights of holders of Series A Mandatorily Convertible Preferred Stock may be modified by the affirmative vote, consent or waiver of the Requisite Holders. Because the requisite threshold is two-thirds of the outstanding voting power rather than a simple majority of shares outstanding, the rights of holders may be modified by less than a majority of the shares outstanding in certain circumstances. In addition, the Company may amend, modify or repeal any terms that do not disproportionately and adversely affect the rights, preferences or voting powers of the Series A Mandatorily Convertible Preferred Stock without any holder vote or consent to cure bona fide ambiguities or correct mistakes, omissions, defects or inconsistencies.
Limitation by Other Classes of Securities
The rights of holders of the Series A Mandatorily Convertible Preferred Stock may be materially limited or qualified by the rights of holders of Senior Obligations. The Certificate of Designations permits, with the consent of the Requisite Holders, the issuance of classes or series of capital stock that rank senior to the Series A Mandatorily Convertible Preferred Stock as to dividend rights and distribution rights upon liquidation. In addition, the Series A Mandatorily Convertible Preferred Stock ranks junior to all existing and future indebtedness of the Company with respect to distributions upon liquidation, dissolution or winding up.
Anti-Takeover Provisions
The protective provisions of the Series A Mandatorily Convertible Preferred Stock requiring the consent of the Requisite Holders for certain transactions, including mergers, asset dispositions and change-of-control transactions that constitute deemed liquidation events, could have the effect of delaying, deferring or preventing a change in control of the Company. In addition, the Certificate of Designations requires Requisite Holder consent for the issuance of parity or senior equity interests, which could limit the Company's ability to engage in certain extraordinary corporate transactions. See “Protective Provisions” and “Dividend Rights.”
Transfer Agent and Registrar

Equiniti Trust Company, LLC serves as the transfer agent, registrar, paying agent and conversion agent for the Series A Mandatorily Convertible Preferred Stock.
Listing
The Company has applied to list the Series A Mandatorily Convertible Preferred Stock to be registered hereby on The Nasdaq Global Select Market under the symbol “NFEGP.”
Item 2. Exhibits.
The following exhibits to this Registration Statement on Form 8-A are incorporated by reference from the documents specified, which have been filed with the U.S. Securities and Exchange Commission.

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of New Fortress Energy Inc. (incorporated by reference to Exhibit 3.1 of New Fortress Energy Inc.’s Current Report on Form 8-K filed September 11, 2026)
3.2	Amended and Restated Bylaws of New Fortress Energy Inc. (incorporated by reference to Exhibit 3.2 of New Fortress Energy Inc.’s Current Report on Form 8-K filed September 11, 2026)
10.1
Registration Rights Agreement, dated September 11, 2026, by and among New Fortress Energy Inc. and the various investors party thereto (incorporated by reference to Exhibit 10.5 of New Fortress Energy Inc.’s Current Report on Form 8-K filed September 11, 2026)

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NEW FORTRESS ENERGY INC.

Date: September 11, 2026	By:	/s/ Frederick W. Hundt
Frederick W. Hundt
Chief Financial Officer and Chief Accounting Officer